SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			8,938,268		0.0569	0.0569

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	01	8,592	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	12	87,323	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	20	12,645	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	20	139,082	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	21	2,832	0.00	0.00
			Total Conversion ADRs (Out)		250,474		0,00
Shares	Common	Direct with the Company	Deferred Shares	01	44,780	4.539959	203,299.39
Shares	Common	Direct with the Company	Exerc Options	01	25,150	3.120960	78,492.14
Shares	Common	Direct with the Company	Exerc Options	01	38,080	11.972000	455,893.76
Shares	Common	Direct with the Company	Exerc Options	01	102,905	17.198000	1,769,760.19
Shares	Common	Direct with the Company	Exerc Options	01	79,590	17.840000	1,419,885.60
Shares	Common	Direct with the Company	Exerc Options	04	48,157	16.700000	804,221.90
Shares	Common	Direct with the Company	Exerc Options	04	56,305	17.198000	968,333.39
Shares	Common	Direct with the Company	Exerc Options	08	19,415	17.198000	333,899.17
Shares	Common	Direct with the Company	Exerc Options	11	19,415	17.198000	333,899.17
Shares	Common	Direct with the Company	Exerc Options	18	151,459	17.198000	2,604,791.88
Shares	Common	Direct with the Company	Exerc Options	20	49,675	2.810960	139,634.44
Shares	Common	Direct with the Company	Exerc Options	20	55,340	17.198000	951,737.32
Shares	Common	Direct with the Company	Exerc Options	21	989,925	0.782840	774,952.89
Shares	Common	Direct with the Company	Exerc Options	21	44,660	17.198000	768,062.68
			Total Sell		1,724,856		11,606,863.92

Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	182,106	20.45	3,724,067.70
Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	86,131	20.58	1,772,575.98
Shares	Common	Direct with the Company	Plan of Shares Acquisition	08	18,972	21.02	398,791.44
Shares	Common	Direct with the Company	Plan of Shares Acquisition	11	15,788	21.15	333,916.20
Shares	Common	Direct with the Company	Plan of Shares Acquisition	18	124,572	20.91	2,604,800.52
Shares	Common	Direct with the Company	Plan of Shares Acquisition	22	3,530	21.03	74,235.90
			Total Buy		431,099		8,908,387.74

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			7,394,037		0.0470	0.0470

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	01	8,592	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	12	87,323	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	20	12,645	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	20	139,082	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	21	2,832	0.00	0.00
			Total Conversion ADRs (In)		250,474		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	12	20,877	6.47	135,076.45
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	20	20,255	6.24	126,388.64
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	21	21,493	6.26	134,546.44
			Total Buy		62,625		396,011.53

ADR (*)	Common	Direct with the Company	Deferred ADRs	01	8,592	1.406762	12,086.90
ADR (*)	Common	Direct with the Company	Exerc Options	12	108,200	1.248396	135,076.45
ADR (*)	Common	Direct with the Company	Exerc Options	20	32,900	3.841600	126,388.64
ADR (*)	Common	Direct with the Company	ADRs Phantom	20	139,082	8.562000	1,190,820.08
ADR (*)	Common	Direct with the Company	Exerc Options	21	24,325	5.531200	134,546.44
			Total Sell		313,099		1,598,918.51

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer